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                                   STRASBAUGH
                                825 BUCKLEY ROAD
                            SAN LUIS OBISPO, CA 93401
                            TELEPHONE: (805) 541-6424

                                November 6, 2008

Via Fax and EDGAR Correspondence

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

         Re:  Acceleration of Effective Date
              Strasbaugh
              Form S-1/A (Amendment No. 9 to Form SB-2), Filed November 5, 2008 File No. 333-144787

Dear Sir:

         Strasbaugh, a California corporation ("Company") hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective on November 6, 2008 at 4:30 p.m. Eastern Daylight Time, or as soon as practicable thereafter. The Company is preparing to file its quarterly report on Form 10-Q for the third fiscal quarter of 2008, but is not prepared to disclose or release any financial information, or financial results, for the third quarter at this time because the Company's independent registered public accounting firm has not completed its review of the Company's financial statements. The Company acknowledges that:

      o should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Very truly yours,

                                          STRASBAUGH


                                          By: /S/ RICHARD NANCE
                                              ----------------------------------
                                              Richard Nance
                                              Chief Financial Officer